                                                                       EXHIBIT A

                               BOARD OF DIRECTORS

BOARD MEETINGS

  The Company's Board of Directors met or otherwise acted by consent five times during the fiscal year ended September 30, 1994 ("fiscal 1994"). All directors attended at least 75% of the meetings of the Board of Directors and committees of which they were members in fiscal 1994.

COMMITTEES

  To assist in the discharge of its responsibilities, the Board of Directors has designated standing Audit and Compensation Committees. The Board does not have a standing nominating committee. The biographical information included in this proxy statement identifies committee memberships held by each director.

  The Audit Committee held two meetings in fiscal 1994. During fiscal 1994, it consisted of three non-employee directors. The Audit Committee reviews and makes recommendations to the Board of Directors regarding the engagement of the Company's independent auditors and reviews with the auditors the scope and results of the annual audit as well as the auditors' recommendations with respect to the adequacy of the Company's accounting procedures and internal controls. The Audit Committee also reviews the non-audit services provided by the auditors.

  The Compensation Committee met or acted two times during fiscal 1994. It consists of three non-employee directors. The Compensation Committee reviews, approves and monitors compensation guidelines for the Company's executive officers and sets corporate policy with respect to the Company's employee benefit plans. The Compensation Committee also administers the Company's 1984 Incentive Stock Option Plan, the 1988 Executive Stock Option Plan and, if approved by the stockholders, the 1994 Stock Option Plan (see COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION).

COMPENSATION OF DIRECTORS

  Directors who are not officers of the Company are compensated at the rate of $1,000 for each Board of Directors' meeting attended and are reimbursed for their travel and lodging expenses; except that $200 is the rate of compensation for each telephonic Board meeting attended at which substantive actions are taken. Officers of the Company do not receive additional compensation for attendance at Board of Directors' meetings or committee meetings.

  Under its 1988 Stock Option Plan, the Company grants to non-employee directors options to purchase shares of Common Stock with exercise prices no less than the fair market value of the underlying common stock on the date of grant. Options automatically are granted to non-employee directors as follows:
3,000 shares upon first election to the Board by the stockholders, 1,000 shares upon re-election to the Board by the stockholders and 1,000 shares upon being appointed to the Board to fill a vacancy. If the nominees for election as directors are elected for 1994, re-elected directors Bittle, O'Neil, Stern and Thomas each will be granted options to purchase 1,000 shares of Common Stock. Options granted to previously elected directors vest and become fully exercisable after the respective director both (a) attends or participates at two regularly scheduled Board of Directors meetings during the term for which the option is granted and (b) completes six months of service as a director of the Company. Options granted to newly elected directors vest and become fully exercisable after one full year of service. All options must be exercised within one year after the optionee's death or within ten years after the date of grant.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  On October 22, 1993, the Company sold 483,755 shares of the common stock of Protein Polymer Technologies, Inc. ("PPT") in a private transaction to twelve individuals, most of whom were officers, directors or shareholders of PPT. PPT's common stock trades on the Nasdaq Small-Cap Market. During the 30 days preceding the transaction, the high and low closing bid prices for the common stock, between dealers, without retail mark-ups, markdowns or commissions, were $1.00 and $0.625, respectively, and daily volume averaged 16,096 shares. The Company sold its PPT holdings, which represented approximately 8.3% of the total number of shares of PPT stock issued and outstanding, for $0.65 per share
(net), or $314,441 in the aggregate. In this transaction, Russell T. Stern, Jr., a director of Syntro and of PPT, and his son, William C. Stern, purchased a total of 100,855 shares of PPT stock from the Company for $65,556.

  H. Lowell Thomas, a director of Syntro, has been engaged by Syntro to provide marketing, financial and business consulting services on an as-needed basis pursuant to a consulting agreement. The Company is to pay fees to Mr. Thomas at a per diem rate of $600. The consulting agreement may be terminated by either party upon 30 days' notice. Mr. Thomas received no consulting fees from the Company in fiscal 1994.

  J. Donald Todd is serving as President and Chief Executive Officer of the Company pursuant to an employment agreement. Please refer to EXECUTIVE COMPENSATION--"Employment Contracts, Termination of Employment and Change in Control Arrangements" for a description of the terms of that agreement.

  Patrick Owen Burns, a director of Syntro during fiscal 1994, is an officer of R&D Funding Corp., the general partner of Prutech Research & Development Partnership ("Prutech") and Prutech Research & Development Partnership II ("Prutech II"), both public limited partnerships. Pursuant to license agreements entered into in 1984 and 1986, the Company licenses from Prutech and Prutech II certain technology and products developed by the Company for those partnerships and pays royalties, at rates of 12% or less, on sales and licensing income derived from the licensed products. The royalties earned by Prutech for fiscal 1994 were $364,843. No royalties were paid or payable to Prutech II in fiscal 1994.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

  The following table sets forth compensation paid or accrued by the Company during fiscal 1994, 1993 and 1992 to or on behalf of the named executives.

                                                         LONG-TERM
                                ANNUAL COMPENSATION    COMPENSATION
                                -------------------- -----------------
NAME AND PRINCIPAL       FISCAL                      SHARES UNDERLYING    ALL OTHER
POSITION                  YEAR    SALARY     BONUS   OPTIONS AWARDS(#) COMPENSATION(A)
------------------       ------ ---------- --------- ----------------- ---------------
J. Donald Todd..........  1994  $  165,100       --          --            $3,425(b)
President & CEO           1993     165,100       --       45,000            3,060(c)
                          1992     155,100 $  25,000         --               500
William J. Davies.......  1994  $  110,100       --       15,000           $  500
Vice President,           1993     104,267       --       15,000              500
Animal Health             1992      87,350 $  10,000       5,000              500

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(a) Amounts reflect Company contributions under the Company's 401(k) Plan to match a portion of contributions made by the respective named executive.
(b) Includes $2,925 in premiums paid by the Company for term life insurance.
(c) Includes $2,560 in premiums paid by the Company for term life insurance.

OPTIONS GRANTED IN FISCAL 1994

  The following table sets forth certain information concerning options granted during fiscal 1994 to the named executives:

                                                                            POTENTIAL REALIZABLE
                                                                              VALUE AT ASSUMED
                                                                               ANNUAL RATES OF
                                                                             PRICE APPRECIATION
                                           INDIVIDUAL GRANTS(A)                OPTION TERM(B)
                               -------------------------------------------- ---------------------
                               NUMBER OF   % OF TOTAL
                                 SHARES     OPTIONS
                               UNDERLYING  GRANTED TO  EXERCISE
                                OPTIONS   EMPLOYEES IN   PRICE   EXPIRATION
STOCK FOR NAME                  GRANTED   FISCAL YEAR  ($/SHARE)    DATE      5%($)      10%($)
--------------                 ---------- ------------ --------- ---------- ---------- ----------
William J. Davies.............   15,000       12.4%     $2.938    12/28/03  $   27,780 $   70,230

--------
(a) The options were granted on December 28, 1993 at an exercise price equal to the market price on the date of grant. All of Mr. Davies' options were granted under the 1988 Executive Stock Option Plan. All options granted vest in equal annual installments over a three year period and must be exercised within three months after termination of the optionee's employment for reasons other than death or disability, or within one year after the optionee's death or disability, or within ten years after the date of grant. See "Employment Contracts, Termination of Employment and Change in Control Arrangements" for a description of certain change of control provisions contained in the 1988 Executive Stock Option Plan.
(b) Potential realizable value is based on the assumption that the Common Stock appreciates at the annual rate shown (compounded annually) from the date of grant until the end of the ten-year option term. The price at the end of the term would be as follows: assuming 5% appreciation, $4.79 per share, and assuming 10% appreciation, $7.62 per share. The actual value, if any, a named executive may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised (if the executive were to sell the shares on the date of exercise). There can be no assurance that the value realized will be at or near the potential realizable value as calculated in this table.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

  The following table sets forth information with respect to (a) the exercise of options held by named executives during fiscal 1994 and (b) the value of unexercised options held by the named executives at the end of fiscal 1994.

                                                         NUMBER OF
                                                     SHARES UNDERLYING       VALUE OF UNEXERCISED
                                                    UNEXERCISED OPTIONS      IN-THE-MONEY OPTIONS
                           SHARES                  AT FISCAL YEAR-END(#)   AT FISCAL YEAR-END($)(B)
                         ACQUIRED ON    VALUE    ------------------------- -------------------------
NAME                     EXERCISE(#) REALIZED(A) EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
----                     ----------- ----------- ----------- ------------- ----------- -------------
J. Donald Todd..........     --          --        207,500      15,000      $332,813        $ 0
William J. Davies.......     --          --         71,938      16,666        84,996          0

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(a) Value realized is the difference between the closing price of the Company's stock on the date of exercise and the exercise price of the options, multiplied by the number of shares.
(b) Value of unexercised in-the-money options is the difference between the closing price of the Company's stock on the last trading day of fiscal 1994 and the weighted average exercise price of in-the-money options, multiplied by the number of shares subject to in-the-money options.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL
ARRANGEMENTS

  J. Donald Todd is serving as President and Chief Executive Officer of the Company pursuant to an employment agreement with the Company dated as of October 1, 1992 (the "Employment Agreement") that is scheduled to expire on September 30, 1995. Pursuant to the Employment Agreement, Dr. Todd is entitled to receive an annual salary of $165,000 (subject to increase on October 1 of each year). Dr. Todd also is entitled to cash bonuses during the term of his employment. If Dr. Todd's employment is terminated either (i) by the Company or its successor without cause or (ii) by Dr. Todd due to a Syntro cause, then Dr. Todd would be entitled to receive severance benefits equal to one year's compensation based on the total annual rate of base compensation, and a continuation of one year of various employee benefits. The current employment agreement superseded and replaced an employment agreement dated May 31, 1989 under which Dr. Todd was serving as President.

  Under the terms of the Company's 1988 Stock Option Plan (the "Executive Plan"), in the event of any extraordinary corporate proceeding affecting the Company (as determined by the Board of Directors) pursuant to which Syntro is not to survive immediately following such proceeding, and/or which results in a "change of control" of Syntro (by merger, consolidation, sale or acquisition of assets or stock or otherwise), provided the optionee is then employed by the Company, all non-vested installments of outstanding options issued pursuant to the Executive Plan automatically will be accelerated and exercisable in full. A "change of control" is deemed to occur at the time when any person who theretofore owned 50% or less of the stock then outstanding acquires stock in a transaction or series of transactions that result in such person directly or indirectly becoming the beneficial owner of more than 50% of the outstanding shares of stock as determined by the Compensation Committee.

                       APPROVAL OF 1994 STOCK OPTION PLAN

  On November 15, 1994, the Board of Directors adopted, subject to stockholder approval, the Syntro Corporation 1994 Stock Option Plan (the "1994 Plan"). The 1994 Plan permits the Company to award options to purchase shares of the Common Stock or stock appreciation rights ("SARs") to employees, advisors and consultants, as more fully described below. The 1994 Plan is intended to replace the 1984 Incentive Stock Option Plan, which recently expired with 554,745 shares of Common Stock reserved for grant but not granted. The aggregate number of shares of Common Stock which may be sold to all optionees pursuant to the 1994 Plan may not exceed 1,200,000. The 1994 Plan will expire on November 15, 2004.

PURPOSE

  The purpose of the 1994 Plan is to enable Syntro to offer incentives and awards that will (1) attract and retain quality key employees, advisors and consultants and (2) align the interests of those personnel with the long-term interests of the stockholders.

ADMINISTRATION

  The 1994 Plan provides that a committee of Directors of the Company who are "disinterested persons," as that term is defined in Rule 16b-3 under the Securities Exchange Act of 1934, will administer the 1994 Plan. The Board of Directors has designated the Compensation Committee to serve as this committee. The Compensation Committee will determine the number of shares of Common Stock issuable under an option as well as the form of the option and the exercise price. However, the exercise price of an option may not be less than the fair market value of the Common Stock on the date such option is granted, and the term of an option may not exceed ten years from the date of grant. At the discretion of the Compensation Committee, SARs may be granted in tandem with options.

  Syntro will pay all costs of administration of the 1994 Plan. The cash proceeds received from the issuance of shares pursuant to the 1994 Plan will be used for general purposes.

ELIGIBILITY

  Employees of Syntro and its subsidiaries, including employees who are directors or corporate officers, are eligible to receive awards under the 1994 Plan of (1) incentive stock options ("incentive

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

stock options") which satisfy the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), (2) options which are not intended to satisfy the requirements of the Code ("non-statutory options") and
(3) SARs in tandem with options. Advisors and consultants to Syntro and its subsidiaries, and employees of such advisors and consultants, are eligible to receive awards only of non-statutory options and SARs in tandem therewith. In order to be eligible for participation in the 1994 Plan, an advisor or consultant must render bona fide services to the Company that are not connected with the offer or sale of securities in a capital raising transaction. As of December 12, 1994, approximately 56 employees and 10 consultants were eligible to participate in the 1994 Plan.

GRANTS

  The 1994 Plan does not limit the number of shares of Common Stock that may be awarded to any one optionee, except that the aggregate fair market value (determined as of the date of grant) of shares with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year under all incentive stock option plans of the Company or its subsidiaries may not exceed $100,000. Currently, such incentive stock option plans include only the 1994 Plan and the 1984 Incentive Stock Option Plan.

  Pursuant to the form adopted by the Board of Directors for use under the 1994 Plan and consistent with practices under the 1984 Incentive Stock Option Plan, options generally will accrue or vest in three equal annual cumulative installments, with the first installment accruing approximately one year after the date of grant. Options and SARs granted to employees may not be exercised by an optionee more than 45 days after termination of the optionee's employment unless termination of employment occurs by reason of the optionee's death or permanent disability, in which event the option or SAR may be exercised within one year of the date of death or permanent disability. Options and SARs granted to consultants and advisors (or their employees) may be exercised by the optionee up to one year after completion of the consulting or advisory agreement. If an optionee's employment is terminated for cause, all options and SARs granted to the optionee under the 1994 Plan, to the extent not previously exercised, will be forfeited. In no event may an option or SAR be exercised later than its expiration date.

EXERCISE OF OPTIONS AND SARS

  An option may be exercised in whole or in part in accordance with procedures to be established by the Board of Directors. Common Stock purchased upon exercise of an option must be paid for in full at the time of purchase, in cash or, at the discretion of the Board of Directors, in shares of Common Stock, valued at market value on the date of exercise. Upon exercise of an option, the optionee will be entitled to receive the full number of shares of Common Stock for which payment was made.

  SARs are exercisable only to the extent that the related option is exercisable. Upon surrender of an SAR (and the related unexercised option), the optionee will be entitled to receive shares of Common Stock having an aggregate fair market value (on the date of surrender) equal to the market value of the shares subject to the unexercised option, less the aggregate option price specified in the option. The Board of Directors, at its discretion, may cause all or part of a payment upon a surrendered SAR to be made in cash in lieu of Common Stock. Any fractional shares resulting from the exercise of an SAR will be paid in cash. Upon the exercise of all or part of an SAR, the related option will be cancelled with respect to an equal number of shares of Common Stock. Similarly, upon exercise of all or part of an option, any related SAR will be cancelled with respect to an equal number of shares of Common Stock.

SHARES

  The common stock subject to awards granted under the 1994 Plan is Syntro's authorized but unissued or reacquired Common Stock. The aggregate number of shares of Common Stock which may

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

be sold to all optionees pursuant to the 1994 Plan may not exceed 1,200,000. To the extent that an option expires or is terminated, or is canceled or forfeited without having been exercised in full for any reason other than surrender for an SAR payment, any remaining shares allocable to the unexercised portion of such option again will become available for subsequent grants under the 1994 Plan. Shares attributable to a payment of cash following the surrender of a stock option and the exercise of a related SAR will not be available for subsequent grants under the 1994 Plan.

ADJUSTMENTS

  In the event of changes in the outstanding stock due to a change in the corporate or capital structure of the Company (i.e., stock dividends or stock splits), the Board of Directors shall make any adjustments it determines to be appropriate and equitable with respect to the number of unpurchased shares subject to the 1994 Plan, the number of shares subject to options outstanding under the 1994 Plan, the exercise price specified in options outstanding under the 1994 Plan and the number of shares subject to SARs outstanding under the 1994 Plan.

CORPORATE TRANSACTIONS

  In the event of a merger, consolidation, reorganization or dissolution of the Company, or the sale or exchange of all or substantially all of the Company's assets, (1) the rights under options and SARs outstanding under the 1994 Plan will terminate, except to the extent and subject to such adjustments as may be provided by the Board of Directors or by the terms of the plan or agreement of merger, consolidation, reorganization, dissolution or sale or exchange of such assets, and (2) the Company will notify the holders of outstanding options of such event at least 30 days prior to the effective date of such event.

AMENDMENT

  The Board of Directors may in its discretion prescribe such provisions and interpretations not inconsistent with the 1994 Plan as it deems necessary or advisable for carrying out the purposes of the 1994 Plan. The Board of Directors may amend the 1994 Plan without stockholder approval, except that stockholder approval must be received for any amendment that would (1) materially increase the benefits accruing to participants under the 1994 Plan,
(2) materially increase the number of shares of Common Stock that may be issued under the 1994 Plan or (3) materially modify the requirements as to eligibility for participation under the 1994 Plan.

FINANCIAL ACCOUNTING TREATMENT

  Under generally accepted accounting principles currently in effect, the Company's net income is not affected by the grant or exercise of an option under the Company's Stock Option Plans if the option does not include SARs. The exercise of an option that includes SARs, in general, results in a charge to income based on the amount actually paid under the SAR, less the applicable tax benefit.

FEDERAL INCOME TAX CONSEQUENCES

  The following is a general description of certain federal income tax consequences of the 1994 Plan. This description does not purport to be complete.

  The grant of an option or SAR under the 1994 Plan will have no federal income tax consequence to the Company. The Company will not be entitled to a federal income tax deduction if the individual optionee qualifies for capital gain treatment upon the exercise of an incentive stock option. In other cases, with respect to incentive stock options, non-statutory options and SARs, the Company will receive a federal income tax deduction at the same time and in the same amount that the employee recognizes ordinary income for income tax purposes.

  Under current law, upon the grant and exercise of an incentive stock option, an optionee will not recognize taxable income for federal income tax purposes. However, the amount by which the fair market value of the shares at the time of exercise exceeds the related option price will be treated as an adjustment to taxable income for alternative minimum tax purposes. If the optionee does not dispose of the shares acquired upon exercise until more than one year after their receipt (and more than two years after the option was granted), gain or loss recognized on the disposition of the shares will be treated as long-term capital gain or loss. The gain or loss will be computed as the difference between the exercise price and the sales price. If the shares are disposed of prior to those times, the optionee will recognize compensation income taxable as ordinary income for federal income tax purposes in an amount equal to the lesser of (1) the excess of the fair market value of the shares of Common Stock on the dated of exercise over the option price or (2) the amount of gain recognized in the disposition; and will recognize short-term or long-term capital gain to the extent of any excess of the amount realized upon disposition over the fair market value of the shares of Common Stock on the date of exercise.

  An optionee will not recognize taxable income for federal income tax purposes upon the grant of a non-statutory option or SAR. However, upon the exercise of a non-statutory option, the optionee will recognize compensation income, taxable as ordinary income, in an amount equal to the excess of the fair market value of the shares of Common Stock acquired (determined at the time of exercise) over the option price. Upon receipt of payment from the exercise of an SAR, the optionee will recognize compensation income, taxable as ordinary income for federal income tax purposes, in an amount equal to the sum of any cash payment and the fair market value of any shares of Common Stock received. Special rules govern the recognition of income by optionees subject to Section 16(b) of the Securities Exchange Act of 1934, as amended.

  In certain cases, an optionee may be required to remit to the Company an income tax withholding payment in connection with the exercise of an option or SAR. Pursuant to the terms of the 1994 Plan, the Company, in its sole discretion, may permit the employee to satisfy that obligation by electing to have the Company withhold shares of Common Stock having a value equal to the amount required to be remitted. Any shares withheld in lieu of tax payments will be valued at fair market value on the date the tax to be remitted is determined.

STOCKHOLDER APPROVAL REQUIRED

  Since 1982, the Board of Directors has used stock options to recruit and retain key employees, consultants and advisors. Because companies competing directly with Syntro and its subsidiaries to recruit personnel use stock option programs to attract, retain and motivate quality employees, consultants and advisors, the Board of Directors believes that the continuation of such a program is crucial to the Company. The Board of Directors also believes that such a program is important in aligning the interests of key employees with the long-term interests of the stockholders.

  Approval of the 1994 Plan requires the affirmative vote of a majority of the shares of the Common Stock represented in person or by proxy at the annual meeting.

  THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR APPROVAL OF THE 1994 STOCK OPTION PLAN.

                                       7